UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2015

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

21 Palmer Street

London, SW1H 0AD

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1). Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐     No  ☒

NAVIGATOR HOLDINGS LTD.

REPORT ON FORM 6-K FOR THE THREE AND NINE MONTH PERIOD ENDED SEPTEMBER 30, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unless the context otherwise requires, all references in this report to “Navigator Holdings,” “our,” “we,” “us” and the “Company” refer to Navigator Holdings PLC, an Isle of Man corporation, with regard to all periods prior to its redomiciliation in the Republic of the Marshall Islands, and to Navigator Holdings Ltd., a Marshall Islands corporation, with regard to all periods after its redomiciliation in the Republic of the Marshall Islands. All references in this report to our wholly-owned subsidiary “Navigator Gas L.L.C.” refer to Navigator Gas Transport PLC, an Isle of Man corporation, with regard to all periods prior to its redomiciliation in the Republic of the Marshall Islands, and to Navigator Gas L.L.C., a Marshall Islands limited liability company, with regard to all periods after its redomiciliation in the Republic of the Marshall Islands. As used in this report, unless the context indicates or otherwise requires, references to “our fleet” or “our vessels” include (i) 28 vessels we owned as of September 30, 2015, or “our owned vessels,” (ii) one newbuilding delivered from Jiangnan Shipyard (Group) Co. Ltd. in China, or “Jiangnan,” in October 2015, or the “2015 newbuilding,” (iii) five newbuildings expected to be delivered from Jiangnan between January and December of 2016, or the “2016 newbuildings,” and (iv) one newbuilding expected to be delivered from Jiangnan and two newbuildings expected to be delivered from Hyundai Mipo Dockyard Co. Ltd, in South Korea, or “HMD,” between January and March 2017, or the “2017 newbuildings.”

This section should be read in conjunction with the interim financial statements and notes thereto presented elsewhere in this report, as well as the historical consolidated financial statements and notes thereto of Navigator Holdings Ltd. included in our Annual Report on Form 20-F for the year ended December 31, 2014. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States and are presented in U.S. Dollars unless otherwise indicated.

Overview

We are the owner and operator of the world’s largest fleet of handysize liquefied gas carriers. We provide international and regional seaborne transportation services of liquefied petroleum gas, or “LPG,” petrochemical gases and ammonia for energy companies, industrial users and commodity traders. These gases are transported in liquefied form, by applying cooling and/or pressure, to reduce volume by up to 900 times depending on the cargo, making their transportation more efficient and economical. Vessels in our fleet are capable of loading, discharging and carrying cargoes across a range of temperatures from ambient to minus 104° Celsius and pressures from 1 bar to 6.4 bar.

On November 26, 2013, we completed our initial public offering, or “IPO,” of 13,800,000 shares of our common stock at $19.00 per share, including the full exercise by the underwriters of their option to purchase an additional 1,800,000 shares of common stock from the selling stockholders. We offered 9,030,000 shares of common stock and certain selling stockholders offered 4,770,000 shares of common stock. We received net proceeds of approximately $156.4 million, after deducting underwriting discounts and expenses, from our sale of 9,030,000 shares in the offering.

Recent Developments

Following the delivery of Navigator Triton from Jiangnan on January 9, 2015, Navigator Umbrio from Jiangnan on April 27, 2015, Navigator Centauri from Jiangnan on August 13, 2015, and Navigator Ceres from Jiangnan on October 21, 2015, we have eight vessels in our newbuilding program, five of which are expected to be delivered in 2016 and three in 2017.

On January 27, 2015 Navigator Atlas L.L.C., Navigator Europa L.L.C., Navigator Oberon L.L.C., Navigator Triton L.L.C., Navigator Umbrio L.L.C., Navigator Centauri L.L.C., Navigator Ceres L.L.C., Navigator Ceto L.L.C. and Navigator Copernico L.L.C. (together, the “Borrowers”), the Company and Navigator Gas L.L.C. (together with the Company, the “Guarantors”) entered into a secured facility agreement, or the “January 2015 secured term loan facility,” pursuant to which a group of lenders made available to the Borrowers a seven year term loan facility of $278,125,000 to finance or refinance the purchase of nine vessels constructed, or under construction, by Jiangnan Shipyard (Group) Co., Ltd.

On June 28, 2015, Navigator Aries was involved in a collision with a container vessel near Surabaya, Indonesia causing significant damage to Navigator Aries including to one of its cargo tanks. All repair costs are expected to be recovered by our insurance, subject to a $0.1 million deductible. We have recognized an impairment charge of $10.5 million relating to the best estimate of the extent of the damage and relative replacement cost. There is an insurance recoverable of $10.4 million relating to the best estimate of the cost of repairs. The Company does not have loss of hire insurance and, therefore, the income lost from the Navigator Aries charter with Pertamina may only be recoverable if and to the extent the owners of the other vessel are held liable for the collision. Currently, we anticipate that repairs on the Navigator Aries will be completed by the end of February 2016.

On July 8, 2015, Navigator Mariner L.L.C. entered into a Memorandum of Agreement with PT Kemas Sejahtera Lestari to sell the vessel Navigator Mariner for $32.6 million in cash. Completion of the sale occurred on August 3, 2015.

Factors Affecting Comparability

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•	We have been and are significantly increasing our fleet size. Our historical financial performance and future prospects have been and will be significantly impacted by the increasing size of our fleet.

•	Historical Fleet Size. Our historical financial statements for the nine months ended September 30, 2014, reflect the results of operations of a fleet size of 25 vessels following the delivery of Navigator Atlas on June 20, 2014. Later in 2014, we took delivery of Navigator Europa and Navigator Oberon and in December 2014, we redelivered Maple 3 (our chartered-in vessel) to its owner, bringing our total fleet size to 26 vessels as of December 31, 2014, and resulting in a weighted average fleet size of 24.8 vessels for the 2014 year. Following the delivery of Navigator Triton in January 2015, Navigator Umbrio in April 2015, and Navigator Centauri in August 2015, and the sale of Navigator Mariner in August 2015, our total fleet size was 28 vessels as of September 30, 2015, with a weighted average of 27.4 vessels for the nine months ended September 30, 2015.

•	Future Fleet Size. We took delivery of the newbuilding Navigator Ceres on October 21, 2015. In addition we have entered into agreements to acquire eight further newbuilding liquefied gas carriers, with expected deliveries of two handysize vessels and three midsize vessels in 2016 and one midsize vessel and two handysize vessels in 2017.

Given the variability in operating vessels in our fleet, our historical financial statements reflect, and in the future will reflect, significantly different levels of ownership and operating days as well as different levels of voyage expenses, vessel operating expenses, interest expense and other related costs.

•	We will incur additional general administration costs and other corporate expenses. We will continue to incur additional costs as a result of being a publicly-traded corporation, including costs associated with annual reports to shareholders, annual general meetings, internal controls over financial reporting, Securities and Exchange Commission, or “SEC,” filings, investor relations and NYSE annual listing fees. We also expect to grant equity compensation that would result in an expense to us.

•	We will have different financing arrangements. We have entered into secured term loan facilities and issued senior unsecured notes to finance the acquisitions of vessels and the construction of newbuildings. Please read “—Secured Term Loan Facilities” and “—Senior Unsecured Bonds.” We may enter into additional lending arrangements for the newbuildings currently not subject to a loan facility.

Results of Operations for the Three Months Ended September 30, 2015 Compared to Three Months Ended September 30, 2014

The following table compares our operating results for the three months ended September 30, 2014 and 2015:

	Three Months Ended September 30, 2014	Three Months Ended September 30, 2015	Percentage Change
	(in thousands, except percentages)
Operating revenue	$80,612	$78,215	(3.0%)
Operating expenses:
Address and brokerage Commissions	1,765	1,655	(6.2%)
Voyage expenses	13,818	9,187	(33.5%)
Charter-in costs	2,097	—	—
Vessel operating expenses	17,623	20,379	15.6%
Depreciation and amortization	11,532	12,949	12.3%
General administration costs	2,415	2,742	13.5%
Other corporate expenses	367	781	112.8%
Profit from sale of vessel	—	(550)	—

Total operating expenses	$49,617	$47,143	(5.0%)

Operating income	$30,995	$31,072	0.2%
Interest expense	(7,274)	(8,302)	14.1%
Interest income	10	59	490.0%

Income before income taxes	$23,731	$22,829	(3.8%)
Income taxes	72	160	122.2%

Net income	$23,659	$22,669	(4.2%)

Operating Revenue. Operating revenue decreased by $2.4 million or 3.0% to $78.2 million for the three months ended September 30, 2015, from $80.6 million for the three months ended September 30, 2014. This decrease was primarily due to:

•	an increase in operating revenue of approximately $7.2 million attributable to an increase in the weighted average number of vessels from 25.0 to 27.7 for the three months ended September 30, 2015, and a corresponding increase in vessel ownership days by 244 days, or 10.6%, for the three months ended September 30, 2015, as compared to the three months ended September 30, 2014;

•	an increase in operating revenue of approximately $1.6 million attributable to improved average monthly charter rates, which rose to an average of approximately $945,391 per vessel per calendar month ($31,081 per day) for the three months ended September 30, 2015, as compared to an average of approximately $924,870 per vessel per calendar month ($30,407 per day) for the three months ended September 30, 2014;

•	a decrease in operating revenue of approximately $6.6 million attributable to a decrease in fleet utilization from 98.4% during the three months ended September 30, 2014 to 89.8% during the three months ended September 30, 2015, primarily as a result of Navigator Aries being off hire for repair of damage sustained as a result of the collision in June 2015, a number of vessels ballasting to various destinations either to take up time charters or following delivery of newbuilding vessels from the shipyard in China, and market instability causing delays in decision making and;

•	a reduction in operating revenue of approximately $4.6 million relating to a relative decrease in the cost and duration of voyage charters during the three months ended September 30, 2015, compared to the three months ended September 30, 2014.

The following table presents selected operating data for the three months ended September 30, 2014 and 2015, which we believe is useful in understanding our operating revenue:

	Three Months Ended September 30, 2014	Three Months Ended September 30, 2015
Fleet Data:
Weighted average number of vessels	25.0	27.7
Ownership days	2,300	2,544
Available days	2,232	2,474
Operating days	2,197	2,221
Fleet utilization	98.4%	89.8%
Average daily time charter equivalent rate	$30,407	$31,081

Address and Brokerage Commissions. Address and brokerage commissions decreased by 6.2% to $1.7 million for the three months ended September 30, 2015, from $1.8 million for the three months ended September 30, 2014, as the utilization of vessels in our fleet, and consequently operating revenue on which it is based, decreased.

Voyage Expenses. Voyage expenses decreased by 33.5% to $9.2 million for the three months ended September 30, 2015, from $13.8 million for the three months ended September 30, 2014. This was primarily due to a decrease in the number of voyage charters and bunker prices resulting in lower voyage bunker costs during the three months ended September 30 2015, compared to the three months ended September 30, 2014. In addition, during the three months ended September 30, 2015, $0.2 million was offset against voyage expenses following the receipt of an insurance settlement relating to a cargo loss following a fire on Navigator Capricorn in November 2013.

Charter-in Costs. Charter-in costs decreased to zero for the three months ended September 30, 2015, from $2.1 million for the three months ended September 30, 2014. This decrease was due to the redelivery of our chartered-in vessel to its owner in December 2014, resulting in no charter-in costs being incurred for the three months ended September 30, 2015, compared to the vessel being in operation for the entire three months ended September 30, 2014.

Vessel Operating Expenses. Vessel operating expenses increased by 15.6 % to $20.4 million for the three months ended September 30, 2015, from $17.6 million for the three months ended September 30, 2014, as the number of vessels in our fleet increased. Daily vessel operating expenses increased by $38 per day, or 0.5%, to $8,014 per vessel per day for the three months ended September 30, 2015, compared to $7,976 per vessel per day for the three months ended September 30, 2014.

Depreciation and Amortization. Depreciation and amortization expense increased by 12.3 % to $12.9 million for the three months ended September 30, 2015, from $11.5 million for the three months ended September 30, 2014. This increase was primarily due to an increase in our fleet size. Depreciation and amortization expense included amortization of capitalized drydocking costs of $1.0 million for the three months ended September 30, 2015, and $1.0 million for the three months ended September 30, 2014.

Other Operating Results

General Administration Costs. General administration costs increased by $0.3 million or 13.5% to $2.7 million for the three months ended September 30, 2015, from $2.4 million for the three months ended September 30, 2014. The increase in general administration costs was due to growth in the number of employees taken on to handle the management of the increasing number of vessels in our fleet.

Other Corporate Expenses. Other corporate expenses increased by 112.8% to $0.8 million for the three months ended September 30, 2015, from $0.4 million for the three months ended September 30, 2014, primarily due to fluctuations in Indonesian Rupiah against USD having a negative effect, and partially offset by positive movements in sterling against the USD.

Profit From Sale of Vessel. Profit from sale of vessel increased from zero to $0.6 million. The profit for the three months, ended September 30, 2015 related to the sale of Navigator Mariner, which completed on August 3, 2015.

Interest Expense. Interest expense increased to $8.3 million for the three months ended September 30, 2015, from $7.3 million for the three months ended September 30, 2014. This increase was primarily due to our entry into the January 2015 secured term loan facility to finance the delivery of the 2015 and two 2016 handysize newbuildings.

Interest Income. Interest income increased to $58,729 for the three months ended September 30, 2015, from $10,066 for the three months ended September 30, 2014.

Income Taxes. Income tax relates to taxes on our subsidiaries incorporated in the United Kingdom and Singapore. Our United Kingdom subsidiary earns management and other fees from affiliates, and our Singaporean subsidiary earns interest from loans to our variable interest entity in Indonesia. The main corporate tax rates are 20% and 17% in the United Kingdom and Singapore, respectively. For the three months ended September 30, 2015, we incurred taxes of $0.2 million, as compared to taxes for the three months ended September 30, 2014 of $0.1 million. The increase was due to the incremental revenue of the taxable entities within the Group.

Results of Operations for the Nine Months Ended September 30, 2015 Compared to Nine Months Ended September 30, 2014

The following table compares our operating results for the nine months ended September 30, 2014 and 2015:

	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2015	Percentage Change
	(in thousands, except percentages)
Operating revenue	$226,501	$236,553	4.4%
Operating expenses:
Address and brokerage commissions	5,011	5,191	3.6%
Voyage expenses	35,875	27,362	(23.7%)
Charter-in costs	6,297	—	—
Vessel operating expenses	52,717	57,692	9.4%
Depreciation and amortization	33,727	38,860	15.2%
General administration costs	7,699	8,096	5.2%
Other corporate expenses	1,749	2,314	32.3%
Profit from sale of vessel	—	(550)	—

Total operating expenses	$143,075	138,965	(2.9%)

Operating income	$83,426	$97,588	17.0%
Interest expense	(22,943)	(24,258)	5.7%
Write off of deferred financing costs	—	(1,797)	—
Interest income	227	89	(60.8%)

Income before income taxes	$60,710	$71,622	18.0%
Income taxes	505	610	20.8%

Net income	$60,205	$71,012	18.0%

Operating Revenue. Operating revenue increased by $10.1 million, or 4.4%, to $236.6 million for the nine months ended September 30, 2015, from $226.5 million for the nine months ended September 30, 2014. This increase was primarily due to:

•	an increase in operating revenue of approximately $ 22.4 million attributable to an increase in the weighted average number of vessels from 24.4 to 27.4, or 12.3%, for the nine months ended September 30, 2015, and a corresponding increase in vessel ownership days by 832 days, or 12.5%, for the nine months ended September 30, 2015, as compared to the nine months ended September 30, 2014;

•	an increase in operating revenue of approximately $ 3.7 million attributable to improved average monthly charter rates, which rose to an average of approximately $ 920,995 per vessel per calendar month ($ 30,279 per day) for the nine months ended September 30, 2015, as compared to an average of approximately $905,064 per vessel per calendar month ($30,003 per day) for the nine months ended September 30, 2014;

•	a decrease in operating revenue of approximately $7.5 million attributable to a reduction in fleet utilization from 98.2% for the nine months ended September 30, 2014 to 94.8 % for the nine months ended September 30, 2015 primarily as a result of repairs to Navigator Aries due to the collision, a number of vessels ballasting to various destinations either to take up time charters or following delivery of newbuildings vessels from the shipyard in China, markets instability causing delays in decision making and;

•	a decrease in operating revenue of approximately $8.5 million relating to a reduction in voyage charter revenue as a result of significant decreases in bunker fuel prices during the nine months ended September 30, 2015, compared to the nine months ended September 30, 2014.

The following table presents selected operating data for the nine months ended September 30, 2014 and 2015, which we believe is useful in understanding our operating revenue:

	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2015
Fleet Data:
Weighted average number of vessels	24.4	27.4
Ownership days	6,655	7,487
Available days	6,523	7,289
Operating days	6,406	6,909
Fleet utilization	98.2%	94.8%
Average daily time charter equivalent rate	$30,003	$30,279

Address and Brokerage Commissions. Address and brokerage commissions increased by 3.6% to $5.2 million for the nine months ended September 30, 2015, from $5.0 million for the nine months ended September 30, 2014 as the number of vessels in our fleet, and consequently operating revenue on which it is based, increased.

Voyage Expenses. Voyage expenses decreased by 23.7% to $27.4 million for the nine months ended September 30, 2015, from $35.9 million for the nine months ended September 30, 2014. This was primarily due to a decrease in bunker prices resulting in lower voyage bunker costs during the nine months ended September 30 2015, compared to the nine months ended September 30, 2014. In addition, during the nine months ended September 30, 2015, $0.2 million was offset against voyage expenses following the receipt of an insurance settlement relating to a cargo loss following a fire on Navigator Capricorn in November 2013.

Charter-in Costs. Charter-in costs decreased to zero for the nine months ended September 30, 2015, from $6.3 million for the nine months ended September 30, 2014. This decrease was due to the redelivery of the chartered in vessel to its owner in December 2014, resulting in no charter-in costs being incurred for the nine months ended September 30, 2015, compared to the chartered in vessel being in operation for the entire nine months ended September 30, 2014.

Vessel Operating Expenses. Vessel operating expenses increased by 9.4% to $57.7 million for the nine months ended September 30, 2015, from $52.7 million for the nine months ended September 30, 2014, as the number of vessels in our fleet increased. Daily vessel operating expenses decreased by $549 per vessel per day, or 6.7%, to $7,705 per vessel per day for the nine months ended September 30, 2015, compared to $8,255 per vessel per day for the nine months ended September 30, 2014. The overall increase in vessel operating expenses was primarily due to the increase in our fleet size with a significant offset from a reduced cost per day during the first nine months of 2015 as compared to the same period in 2014.

Depreciation and Amortization. Depreciation and amortization expense increased by 15.2% to $38.9 million for the nine months ended September 30, 2015, from $33.7 million for the nine months ended September 30, 2014. This increase was primarily due to an increase in our fleet size. Depreciation and amortization expense included amortization of capitalized drydocking costs of $3.3 million for the nine months ended September 30, 2015, and $2.9 million for the nine months ended September 30, 2014.

Other Operating Results

General Administration Costs. General administration costs increased by $0.4 million or 5.2% to $8.1 million for the nine months ended September 30, 2015, from $7.7 million for the nine months ended September 30, 2014. The increase in general administration costs was due to growth in the number of employees taken on to handle the management of the increasing number of vessels in our fleet.

Other Corporate Expenses. Other corporate expenses increased by $0.6 million or 32.3% to $ 2.3 million for the nine months ended September 30, 2015, from $1.8 million for the nine months ended September 30, 2014, primarily due to fluctuations in Indonesian Rupiah against USD having a negative effect, and partially offset by fluctuations in sterling having a positive effect against USD.

Profit From Sale of Vessel. Profit from sale of vessel increased from zero to $0.6 million. The profit related to the sale of Navigator Mariner in August 2015.

Interest Expense. Interest expense increased to $24.3 million for the nine months ended September 30 2015, from $22.9 million for the nine months ended September 30, 2014. This increase was primarily due to our entry into the January 2015 secured term loan facility to finance the delivery of the 2015 and two 2016 handysize newbuildings.

Write off of Deferred Finance Costs. The write off of deferred financing costs of $1.8 million for the nine months ended September 30, 2015 related to costs associated with one of our previous secured term loan facilities that was refinanced during the nine months ended September 30, 2015. No loan refinancing occurred in the nine months ended September 30, 2014.

Interest Income. Interest income decreased to $0.1 million for the nine months ended September 30, 2015, from $0.2 million for the nine months ended September 30, 2014.

Income Taxes. Income tax relates to taxes on our subsidiaries incorporated in the United Kingdom and Singapore. Our United Kingdom subsidiary earns management and other fees from affiliates, and our Singaporean subsidiary earns interest from loans to our variable interest entity in Indonesia, The main corporate tax rates are 20% and 17% in the United Kingdom and Singapore, respectively. For the nine months ended September 30, 2015, we incurred taxes of $0.6 million, as compared to taxes for the nine months ended September 30, 2014 of $0.5 million. The increase was due to the incremental growth in the fleet.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary uses of funds have been capital expenditures for the construction of vessels, repayments of bank loans, voyage expenses, vessel operating expenses, general and administrative costs, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards and financing expenses. Our primary sources of funds have been cash from operations and proceeds from the secured term loan facilities. We are required to maintain certain minimum liquidity amounts in order to comply with our various debt instruments. Please see “—Secured Term Loan Facilities.”

In addition to operating expenses, our medium-term and long-term liquidity needs primarily relate to the construction of newbuild vessels and potential future acquisitions. At September 30, 2015, we had contracted to construct nine newbuildings for an aggregate of $546.4 million, which comprised of one 22,000 cbm 2015 newbuilding from Jiangnan Shipyard, China for $44.0 million per vessel, the two 22,000 cbm 2016 newbuildings from Jiangnan for $44.0 million per vessel, three 2016 and one 2017 35,000 cbm newbuildings from Jiangnan for an average of $78.1 million per vessel, and the two 22,000 cbm 2017 newbuildings from HMD for $51.0 million, for each vessel.

We will be financing the remaining construction prices of the 2015 and 2016 handysize newbuildings through previously issued equity and borrowings under our current senior term loan facilities. We expect to finance the purchase price of the 2016 midsize newbuildings, the 2017 newbuildings and any additional future acquisitions either through entering into new term loan facilities or through previously issued equity, internally generated funds, debt financings, the issuance of additional equity securities or a combination of these forms of financing. We anticipate that our primary sources of funds for our long-term liquidity needs will be from cash flows from operations and/or debt or equity financings. We believe that these sources of funds will be sufficient to meet our liquidity needs for the foreseeable future.

Ongoing Capital Expenditures

We are required to drydock each vessel once every five years until it reaches 15 years of age, after which we are required to drydock the applicable vessel every two and one-half to three years. Drydocking each vessel takes approximately 20-30 days. Drydocking days generally include approximately 5-10 days of travel time to and from the drydocking shipyard and approximately 15-20 days of actual drydocking time. Eight of our vessels are expected to undergo scheduled drydocking during 2015, five of which have completed their drydocking as of September 30, 2015, and two completed in October 2015.

We spend significant amounts of funds for scheduled drydocking (including the cost of classification society surveys) of each of our vessels. As our vessels age and our fleet expands, our drydocking expenses will increase. We estimate the current cost of the initial five-year drydocking of one of our vessels is approximately $0.8 million, the ten-year drydocking cost is approximately $1.2 million and the 15-year drydocking cost is approximately $1.5 million. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and classification society survey costs, with a balance included as a component of our operating expenses. We are not aware of any regulatory changes or environmental liabilities that we expect to have a material impact on our current or future results of operations.

Cash Flows

The following table summarizes our cash and cash equivalents provided by (used in) operating, financing and investing activities for the periods presented:

	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2015
	(in thousands)
Net cash provided by operating activities	$93,747	$105,299
Net cash used in investing activities	(94,223)	(129,845)
Net cash (used in) / provided by financing activities	(136,976)	69,380
Net (decrease) / increase in cash and cash equivalents	(137,452)	44,834

Operating Cash Flows. Net cash provided by operating activities for the nine months ended September 30, 2015, increased to $105.3 million, from $93.7 million for the nine months ended September 30, 2014, an increase of 12.3%. This $11.6 million increase in net cash provided by operating activities for the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014 was primarily due to increases in operating revenue referred to above and by movements in working capital.

Net cash flow from operating activities depends upon the size of our fleet, charter rates attainable, fluctuations in working capital balances, repairs and maintenance activity, changes in interest rates and foreign currency rates.

Investing Cash Flows. Net cash used in investing activities of $129.8 million for the nine months ended September 30, 2015, primarily represents $161.3 million for payments made to Jiangnan and Hyundai Mipo shipyards, offset by $32.0 million received, net of costs from the sale of the Navigator Mariner. The shipyard payments represent final installments on the delivery of Navigator Triton, Navigator Umbrio and Navigator Centauri amounting to $116.5 million, installments paid for the 2016 newbuildings of $16.5 million, installments for the 2017 newbuildings totaling $20.4 million and additional extras and site supervisory costs of $7.9 million.

Net cash used in investing activities of $94.2 million for the nine months ended September 30, 2014, primarily represents payments made to Jiangnan shipyard, consisting of an initial installment on each of the four 35,000 cbm newbuildings, amounting to $31.3 million, four installments for the 2015 newbuildings totaling $18.2 million and the final installment of $39.9 million for the delivery of the first 2014 newbuilding, Navigator Atlas.

Financing Cash Flows. Net cash provided by financing activities was $69.4 million for the nine months ended September 30, 2015, primarily consisting of $96.6 million drawn from a secured term loan facility to finance the delivery installment of three newbuildings, along with $30.0 million drawn down on our revolving term loan facility to finance installment payments made on the 2017 newbuildings, offset by $54.8 million in regular loan repayments and a payment of $2.4 million in financing costs associated with entering into the January 2015 secured term loan facility.

Net cash used in financing activities was $137.0 million for the nine months ended September 30, 2014, primarily consisting of $30.0 million drawn on a bank loan facility associated with the delivery of Navigator Atlas, a loan prepayment of $120.0 million, and regular loan repayments of $46.2 million under the secured term loan facilities.

Secured Term Loan Facilities

General. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries have entered into a series of secured term loan facilities beginning in April 2011, or the “April 2011 secured term loan facility,” in April 2012, or the “April 2012 secured term loan facility,” in February 2013, or the “February 2013 secured term loan facility,” and in April 2013, or the “April 2013 secured term loan facility.” In January 2015, the April 2013 secured term loan facility was refinanced by incorporating it into a new larger secured term loan facility, or the “January 2015 secured term loan facility.” Collectively, we refer to the debt thereunder as our “secured term loan facilities.” Proceeds of the loans under our secured term loan facilities may be used to finance newbuildings, acquisitions and for general corporate purposes. The full commitment amounts have been drawn under the April 2011 secured term loan facility, and the April 2012 secured term loan facility. We are the guarantor under each of the secured term loan facilities.

Fees and Interest. We paid arrangement and agency fees at the time of the closing of our secured term loan facilities. Agency fees are due annually. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus a bank margin, for interest periods of one, three or six months or longer if agreed by all lenders.

Term and Facility Limits

April 2011 Secured Term Loan Facility. The April 2011 secured term loan facility has a term of six years with a maximum principal amount of $80.0 million. The April 2011 secured term loan facility is a delayed draw facility with an availability period that ended December 27, 2012. The aggregate fair market value of the collateral vessels must be no less than 130% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 300 basis points per annum.

April 2012 Secured Term Loan Facility. The April 2012 secured term loan facility has a term of five years with a maximum principal amount of up to $180.0 million. The April 2012 secured term loan facility is a delayed draw facility with an availability period that ended December 31, 2012. The aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 337.5 basis points per annum.

February 2013 Secured Term Loan Facility. The February 2013 secured term loan facility has a term of five years with a maximum principal amount of up to the lesser of (i) $270.0 million and (ii) 60% of the fair market value of the collateral vessels. The February 2013 secured term loan facility is a delayed draw facility with an availability period that ended December 31, 2013. Advances under the facility were upon the delivery of the A.P. Møller vessels. The aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 350 basis points per annum.

On June 30, 2014, we entered into a Supplemental Agreement to our February 2013 $270.0 million secured term loan facility, which, among other things, (i) allows the us to prepay $120.0 million outstanding under such term loan facility, (ii) revises the terms of the such term loan facility to include a quasi revolving facility where funds can be drawn over the course of the facility period in four tranches of $30.0 million each and (iii) provides that such term loan facility be amended and restated to reflect the foregoing. On July 7, 2014, we prepaid $120.0 million outstanding under such term loan facility from excess cash following the IPO in November 2013. We made an aggregate of $90.0 million of drawdowns ($30.0 million on each of November 6, 2014, December 30, 2014 and April 30, 2015), to fund installments for the vessel newbuildings. The availability under this facility as of September 30, 2015 was $30.0 million.

January 2015 Secured Term Loan Facility. The January 2015 secured term loan facility was entered into to refinance the April 2013 secured term loan facility, as well as to provide financing for an additional five existing newbuildings. The January 2015 secured term loan facility has a term of up to seven years from the loan drawdown date with a maximum principal amount of up to $278.1 million. Following the combined drawdowns of $184.7 million to partially finance the delivery of Navigator Atlas, Navigator Europa, Navigator Oberon, Navigator Triton, Navigator Umbrio and Navigator Centauri, there was $93.4 million as at September 30, 2015 under the January 2015 secured term loan facility available to be drawn to fund the future deliveries of Navigator Ceres, Navigator Ceto and Navigator Copernico which are expected to be delivered between October 2015 and March 2016. The aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 270 basis points per annum.

Prepayments/Repayments. The borrowers may voluntarily prepay indebtedness under our secured term loan facilities at any time, without premium or penalty, in whole or in part upon prior written notice to the facility agent, subject to customary compensation for LIBOR breakage costs. Save for the February 2013 secured term loan facility referred to above, the borrowers may not reborrow any amount that has been so prepaid.

The loans will be subject to quarterly amortization repayments beginning three months after the initial borrowing date or delivery dates of the newbuildings, as applicable. Any remaining outstanding principal amount must be repaid on the expiration date of the facilities.

The borrowers are also required to deliver semi-annual compliance certificates, which include valuations of the vessels securing the applicable facility from an independent ship broker. Upon delivery of the valuation, if the market value of the collateral vessels is less than 130% of the outstanding indebtedness under the April 2011 facility or 135% of the outstanding indebtedness under the other facilities, the borrowers must either provide additional collateral or repay any amount in excess of 130% or 135% of the market value of the collateral vessels, as applicable.

Financial Covenants. The secured term loan facilities contain financial covenants requiring the borrowers, among other things, to ensure that:

•	the ratio of Net Debt to Total Capitalization (each as defined in the applicable secured term loan facility) is no greater than 0.60 to 1.00;

•	the borrowers have liquidity (including undrawn available lines of credit with a maturity exceeding 12 months) of no less than (i) between $10.0 million and $25.0 million, as applicable, or (ii) 5% of Net Debt or total debt, as applicable, whichever is greater;

•	the ratio of EBITDA to Interest Expense (each as defined in the applicable secured term loan facility), on a trailing four quarter basis, is no less than 3.00 to 1.00;

•	the borrower must maintain a minimum ratio of shareholder equity to total assets of 30%; and

•	the current assets of the borrower must exceed the current liabilities (excluding current liabilities attributable to the senior unsecured bonds or the senior term loans) at all times.

Restrictive Covenants. The secured term loan facilities provide that the borrowers may not pay dividends to us out of operating revenues generated by the vessels securing the indebtedness if an event of default has occurred or is continuing. The secured term loan facilities also limit the borrowers from, among other things, incurring indebtedness or entering into mergers and divestitures. The secured term loan facilities also contain general covenants that will require the borrowers to maintain adequate insurance coverage and to maintain their vessels. In addition, the secured term loan facilities include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents.

As of September 30, 2015, we were in compliance with all covenants under the secured term loan facilities, including with respect to the aggregate fair market value of our collateral vessels.

Senior Unsecured Bonds

General. On December 18, 2012, we issued senior unsecured bonds in an aggregate principal amount of $125.0 million with Norsk Tillitsmann ASA as the bond trustee. The proceeds of the senior unsecured bonds were used (i) in part to finance the acquisition of the A.P. Møller vessels and (ii) for general corporate purposes. The senior unsecured bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.

Interest. Interest on the senior unsecured bonds is payable at a fixed rate of 9.0% per annum, calculated on a 360-day year basis. Interest is payable semi-annually on June 18 and December 18 of each year.

Maturity. The senior unsecured bonds mature in full on December 18, 2017.

Optional Redemption. We may redeem the senior unsecured bonds, in whole or in part, beginning December 18, 2015. Senior unsecured bonds redeemed from December 18, 2015 to December 17, 2016, shall be redeemed at 104% of par, senior unsecured bonds redeemed from December 18, 2016 to June 17, 2017, shall be redeemed at 102% of par and senior unsecured bonds redeemed from June 18, 2017, to the day prior to the maturity date, shall be redeemed at 101% of par.

Additionally, upon the occurrence of a “Change of Control Event” (as defined in the senior unsecured bond agreement), the holders of senior unsecured bonds have an option to force the issuer to repay such holder’s outstanding bonds at 101% of par.

Financial Covenants. The senior unsecured bond agreement contains financial covenants requiring us, among other things, to ensure that:

•	we and our subsidiaries maintain a minimum liquidity of no less than the greater of (i) $12.5 million and (ii) 5% of Total Interest-Bearing Debt (as defined in the senior unsecured bond agreement);

•	we and our subsidiaries maintain a positive working capital amount;

•	we and our subsidiaries maintain an Interest Coverage Ratio (as defined in the senior unsecured bond agreement) of not less than 3.0;

•	we and our subsidiaries maintain an Equity Ratio (as defined in the senior unsecured bond agreement) of at least 30%; and

•	we and our subsidiaries ensure that the sum of the market value of (i) our vessels plus (ii) any amounts in any escrow account in favor of the bond trustee are at least 120% of the Total Interest-Bearing Debt.

Our compliance with the covenants listed above is measured as of the end of each fiscal quarter, except for the final ratio, which is measured semi-annually on June 30 and December 31 of each year.

Restrictive Covenants. The senior unsecured bond agreement provides that we may declare dividends so long as such dividends do not exceed 50% of our consolidated net profits after taxes and we have an Equity Ratio of 35% after giving pro forma effect to such distribution. The senior unsecured bond agreement also limits us and our subsidiaries from, among other things, incurring additional indebtedness, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens. In addition, the senior unsecured bond agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

As of September 30, 2015, we were in compliance with all covenants under our senior unsecured bond agreement.

Tabular Disclosure of Contractual Obligations

The contractual obligations schedule set forth below summarizes our contractual obligations as of September 30, 2015.

	2015	2016	2017	2018	Thereafter	Total
	(in thousands)
Vessels under construction	$58,704	$275,108	$75,280	$—	$—	$409,092
Secured term loan facilities and 9% senior unsecured bond issue	14,938	59,754	293,777	118,764	127,406	614,639
Office leases	180	720	604	488	1,586	3,578

Total contractual obligations	$73,822	$335,582	$369,661	$119,252	$128,992	$1,027,309

As part of our growth strategy, we will continue to consider strategic opportunities, including the acquisition of additional vessels. We may choose to pursue such opportunities through internal growth or joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including credit facilities, debt borrowings and the issuance of additional shares of common stock.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates and foreign currency fluctuations, as well as inflation. We may in the future use interest rate swaps to manage interest rate risks, but will not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

Historically, we have been subject to limited market risks relating to changes in interest rates because we did not have significant amounts of floating rate debt outstanding. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries are parties to secured term loan facilities that bear interest at an interest rate of LIBOR plus 270 to 350 basis points. A variation in LIBOR of 100 basis points would result in a variation of $10,000 in annual interest paid on each $1.0 million of indebtedness outstanding under the secured term loan facilities.

We invest our surplus funds with reputable financial institutions, with original maturities of no more than six months, in order to provide the Company with flexibility to meet all requirements for working capital and for capital investments.

We do not currently use interest rate swaps to manage the impact of interest rate changes on earnings and cash flows, but we may elect to do so in the future.

Foreign Currency Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues are in U.S. Dollars. Our expenses, however, are in the currency invoiced by each supplier, and we remit funds in the various currencies invoiced. We incur some vessel operating expenses, including some crewing costs, and general and administrative costs in foreign currencies and there is a risk that currency fluctuations could have an adverse effect on the value of our cash flows. We have not entered into any hedging transactions to mitigate our exposure to foreign currency exchange rate risk.

Inflation

Certain of our operating expenses, including crewing, insurance and drydocking costs, are subject to fluctuations as a result of market forces. Crewing costs in particular have risen over the past number of years as a result of a shortage of trained crews. Increases in bunker (fuel and oil) costs could have a material effect on our future operations if the number of vessel employment contracts for voyage charters or Contracts of Affreightment (“COA”) increases. In the case of the 20 of our 28 vessels as of September 30, 2015, it is the charterers who pay for the fuel. If our vessels are employed under voyage charters or COAs, freight rates are generally sensitive to the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level.

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the period ended September 30, 2015 contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this report. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the receipt of our ten newbuildings and the timing of the receipt thereof;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends; and

•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.

All forward-looking statements included in this Report on Form 6-K are made only as of the date of this Report on Form 6-K. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Balance Sheets

(Unaudited)

	December 31, 2014	September 30, 2015
	(in thousands)
Assets

Current assets
Cash and cash equivalents	$62,526	$107,360
Accounts receivable, net	7,195	10,214
Accrued income	3,642	2,376
Prepaid expenses and other current assets	6,323	8,001
Inventories	4,811	3,766
Insurance recoverable	—	10,806

Total current assets	84,497	142,523

Non-current assets
Long-term accounts receivable	198	198
Vessels in operation, net	1,145,066	1,223,311
Vessels under construction	131,345	141,384
Property, plant and equipment, net	284	269
Deferred finance costs, net	9,066	7,382

Total assets	$1,370,456	$1,515,067

Liabilities and stockholders’ equity
Current liabilities
Current portion of long-term debt	$58,350	$59,754
Accounts payable	6,448	4,226
Accrued expenses and other liabilities	5,312	6,732
Accrued interest	3,012	5,978
Deferred income	7,095	5,602

Total current liabilities	80,217	82,292

Non-current liabilities
Secured term loan facilities, net of current portion	359,509	429,885
Senior unsecured bond	125,000	125,000

Total non-current liabilities	484,509	554,885

Total liabilities	564,726	637,177
Commitments and contingencies
Stockholders’ equity
Common stock – $.01 par value;
400,000,000 shares authorized; 55,363,467 shares issued and outstanding, (2014: 55,346,613)	553	554
Additional paid-in capital	584,808	586,031
Accumulated other comprehensive loss	(254)	(330)
Retained earnings	220,623	291,635

Total stockholders’ equity	805,730	877,890

Total liabilities and stockholders’ equity	$1,370,456	$1,515,067

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Income

(Unaudited)

	Three months ended September 30, (in thousands except share data)		Nine months ended September 30, (in thousands except share data)
	2014	2015	2014	2015
Revenues
Operating revenue	$80,612	$78,215	$226,501	$236,553

Expenses
Address and brokerage commissions	1,765	1,655	5,011	5,191
Voyage expenses	13,818	9,187	35,875	27,362
Charter-in costs	2,097	—	6,297	—
Vessel operating expenses	17,623	20,379	52,717	57,692
Depreciation and amortization	11,532	12,949	33,727	38,860
General and administrative costs	2,415	2,742	7,699	8,096
Other corporate expenses	367	781	1,749	2,314
Profit from sale of vessel	—	(550)	—	(550)

Total operating expenses	49,617	47,143	143,075	138,965

Operating income	30,995	31,072	83,426	97,588

Other income/(expense)
Interest expense	(7,274)	(8,302)	(22,943)	(24,258)
Write off of deferred financing costs	—	—	—	(1,797)
Interest income	10	59	227	89

Income before income taxes	23,731	22,829	60,710	71,622
Income taxes	(72)	(160)	(505)	(610)

Net income	$23,659	$22,669	$60,205	$71,012

Earnings per share:
Basic:	$0.43	$0.41	$1.09	$1.28
Diluted:	$0.43	$0.41	$1.09	$1.28

Weighted average number of shares outstanding:
Basic:	55,339,113	55,363,467	55,334,454	55,358,837
Diluted:	55,566,168	55,741,907	55,475,844	55,694,039

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended September 30, (in thousands)		Nine months ended September 30, (in thousands)
	2014	2015	2014	2015
Net income	$23,659	$22,669	$60,205	$71,012
Other Comprehensive Loss:
Foreign currency translation loss	(129)	(145)	(12)	(76)

Total Comprehensive Income	$23,530	$22,524	$60,193	$70,936

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Shareholders’ Equity

(Unaudited)

	(in thousands, except share data)
	Common Stock
	Number of shares (note 6)	Amount 0.01 par value (Note 6)	Additional Paid-in Capital (Note 6)	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
January 1, 2014	55,326,765	$553	$584,031	$(88)	$136,156	$720,652
Issuance of common stock, net of issuance costs	—	—	(345)	—	—	(345)
Restricted shares issued April 14, 2014	12,348	—	—	—	—	—
Restricted shares issued November 21, 2014	5,000	—	—	—	—	—
Restricted shares issued December 1, 2014	2,500	—	—	—	—	—
Net income	—	—	—	—	84,467	84,467
Foreign currency translation	—	—	—	(166)	—	(166)
Share-based compensation plan	—	—	1,122	—	—	1,122

December 31, 2014	55,346,613	553	584,808	(254)	220,623	805,730
Restricted shares issued March 17, 2015	16,854	1	—	—	—	1
Net income	—	—	—	—	71,012	71,012
Foreign currency translation	—	—	—	(76)	—	(76)
Share-based compensation	—	—	1,223	—	—	1,223

September 30, 2015	55,363,467	$554	$586,031	$(330)	$291,635	$877,890

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Nine months ended September 30, 2014	Nine months ended September 30, 2015
	(in thousands)	(in thousands)
Cash flows from operating activities
Net income	$60,205	$71,012

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	33,727	38,860
Payment of drydocking costs	(5,117)	(7,023)
Amortization of share-based compensation	782	1,223
Amortization of deferred financing costs	2,130	4,083
Unrealized foreign exchange	(11)	(69)
Profit on sale of vessel	—	(550)
Changes in operating assets and liabilities
Accounts receivable	5,639	(3,018)
Inventories	(22)	1,044
Accrued income and prepaid expenses and other current assets	(1,313)	(935)
Accounts payable, accrued interest and other liabilities	(2,273)	672

Net cash provided by operating activities	93,747	105,299

Cash flows from investing activities
Payment to acquire vessels	(648)	(2,076)
Payment for vessels under construction	(93,462)	(161,300)
Purchase of other property, plant and equipment	(113)	(94)
Receipt of shipyard penalty payments	—	1,276
Insurance recoveries	—	391
Proceeds from sale of vessel net of costs	—	31,958

Net cash used in investing activities	(94,223)	(129,845)

Cash flows from financing activities
Proceeds from secured term loan facilities	30,000	126,550
Direct financing costs of secured term loan facilities	(450)	(2,399)
Repayment of secured term loan facilities	(166,188)	(54,771)
Issuance costs of stock	(338)	—

Net cash (used in) / provided by financing activities	(136,976)	69,380

Net (decrease) / increase in cash and cash equivalents	(137,452)	44,834

Cash and cash equivalents at beginning of period	194,740	62,526

Cash and cash equivalents at end of period	$57,288	$107,360

Supplemental Information
Total interest paid during the period, net of amounts capitalized	$19,184	$18,925
Total tax paid during the period	$396	$491

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

1. Basis of Presentation

The accompanying Navigator Holdings Ltd. (the “Company”), unaudited condensed consolidated financial statements reflect all normal recurring adjustments necessary for a fair presentation of the financial position of the Company and its subsidiaries as of September 30, 2015; the results of operations for the three and nine months ended September 30, 2015 and 2014; the statement of stockholders equity for the nine months ended September 30, 2015; and cash flows for the nine months ended September 30, 2015 and 2014.

These unaudited condensed consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with generally accepted accounting principles in the United States of America for interim reporting. As such, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. It is recommended that these financial statements be read in conjunction with our consolidated financial statements and notes thereto for the year ended December 31, 2014. The results for the period ended September 30, 2015 are not necessarily indicative of results for the full 2015 fiscal year or any other future periods.

2. Vessels in Operation

	Vessel	Drydocking	Total
	(in thousands)
Cost
December 31, 2014	$1,305,079	$19,673	$1,324,752
Additions	2,977	7,023	10,000
Transfer from vessels under construction	149,310	1,950	151,260
Reduction in contract cost of new build vessels	(2,350)	—	(2,350)
Vessel impairment due to collision	(10,500)	—	(10,500)
Disposals for the period	(32,893)	(4,275)	(37,168)

September 30, 2015	$1,411,623	$24,371	$1,435,994

Accumulated Depreciation
December 31, 2014	$170,448	$9,238	$179,686
Charge for the period	35,498	3,259	38,757
Disposals for the period	(3,122)	(2,638)	(5,760)

September 30, 2015	$202,824	$9,859	$212,683

Net Book Value
September 30, 2015	$1,208,799	$14,512	$1,223,311

December 31, 2014	$1,134,631	$10,435	$1,145,066

NAVIGATOR HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (continued)

(Unaudited)

2. Vessels in Operation (continued)

On January 9, 2015 and April 27, 2015 Navigator Triton and Navigator Umbrio respectively, the fourth and fifth of a series of five 21,000 cubic meter semi-refrigerated ethylene-capable gas carriers being built at Jiangnan shipyard in China, were delivered.

On August 13, 2015 Navigator Centauri the first of four 22,000 cubic meter semi-refrigerated liquefied gas carriers being built at Jiangnan shipyard in China was delivered.

The vessel impairment of $10.5 million relates to the best estimate at September 30, 2015, of the extent of the damage and relative replacement cost for a similar vessel, in applying an impairment to Navigator Aries, following a collision on June 28, 2015. This assessment of the damages as of September 30 2015 reflects an increase of $4.5 million from the initial assessment as more information has become available on the severity of the damage caused to the vessel and relative replacement cost. This impairment may be subject to change upon receipt of further information, which is expected to occur within one year.

There is an insurance recoverable amount of $10.4 million (net of a $0.1m deductible), as of September 30, 2015 relating to the estimated cost of repairs of Navigator Aries following the collision. This is an increase of $4.5 million from the prior period as additional estimates of the costs to repair the vessel have become available. All repair costs are expected to be recovered by our Hull & Machinery insurance, subject to a $0.1 million deductible.

The reduction in contract cost of newbuildings of $2.4 million relates to penalty payments due to delays in delivery of the first four newbuilding ethylene-capable gas carriers, received or receivable from Jiangnan shipyard.

The net book value of vessels that serve as collateral for the Company’s bank loans was $1.0 billion at September 30, 2015.

3. Vessels Under Construction

2015
(in thousands)
Vessels under construction at January 1	$131,345
Payments to shipyard	153,422
Transfer to vessels in operation	(151,260)
Other payments including site team costs and initial stores	7,877

Vessels under construction at September 30	$141,384

4. Profit on sale of vessel

On August 3, 2015 the Company completed the sale of Navigator Mariner for $32.6 million against a carrying value of $31.4 million. After sale costs the Company recognized a profit on sale of approximately $0.6 million.

NAVIGATOR HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (continued)

(Unaudited)

5. Common Stock

The calculation of both basic and diluted number of weighted average outstanding shares as of:

	September 30, 2014	September 30, 2015
Basic weighted average number of shares	55,334,454	55,358,837
Effect of dilutive potential share options:	141,390	335,202

Diluted weighted average number of shares	55,475,844	55,694,039

On March 17, 2015, the Company granted 158,885 share options under the 2013 Long Term Incentive Plan (“the 2013 Plan”) to officers and employees of the Company. As of September 30, 2015, 1,500 of these options have been forfeited.

On April 14, 2014, the Company granted 197,055 share options under the 2013 Plan and on October 14, 2014 the Company granted an additional 30,000 share options under the 2013 Plan, to officers and employees of the Company. As of September 30, 2015, 6,000 of these share options have been forfeited.

The diluted effect of 313,226 share options for the three months ended September 30, 2015 is related to the 378,440 of unvested share options outstanding at September 30, 2015. The shares of the Company’s common stock began trading on the New York Stock Exchange on November 21, 2013, under the ticker symbol “NVGS.”

6. Share-Based Compensation

During 2008, the Company’s Board adopted the 2008 Restricted Stock Plan (the “2008 Plan”), which entitled officers, employees, consultants and directors of the Company to receive grants of restricted stock of the Company’s common stock. This 2008 Plan is administered by the Board or a committee of the Board. A holder of restricted stock, awarded under the Plan, shall have the same voting and dividend rights as the Company’s other common stockholders in relation to those shares.

Prior to closing of the Company’s initial public offering in November 2013, the 2008 Plan was frozen such that new awards will no longer be issued thereunder. However, any outstanding awards issued prior to the 2008 Plan being frozen shall continue to remain outstanding and extend beyond the date the Plan was frozen. Any future equity incentive awards will be granted under a new long term incentive plan, the 2013 Plan, entered into prior to the closing of the Company’s initial public offering.

During the year to December 31, 2014, 61,350 shares of those previously awarded under the 2008 Plan vested with a total fair value of $1,802,463. An additional 60,646 shares previously awarded under the 2008 Plan vested during the nine months to September 30, 2015 at a fair value of $1,111,561.

The 2013 Plan is administered by the Compensation Committee with certain decisions subject to approval of our Board. The maximum aggregate number of common shares that may be delivered pursuant to options or restricted stock awards granted under the Plan is 3,000,000 shares of common stock. A holder of restricted stock, awarded under the Plan, shall have the same voting and dividend rights as the Company’s other common stockholders in relation to those shares.

On April 14, 2014, the Company granted 12,348 shares under the 2013 Plan, with a value of $24.29 per share to certain members of the Board of Directors and on November 21, 2014 a further 5,000 shares were granted to a member of the Board of Directors with a weighted average value of $23.50. All of these shares vest on the first anniversary of the grant date.

NAVIGATOR HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (continued)

(Unaudited)

6. Share-Based Compensation (continued)

On December 1, 2014 the company granted 2,500 shares under the 2013 Plan to officers and management of the Company with a weighted average value of $19.59 per share. These shares vest on the third anniversary of the grant date.

On March 17, 2015 the company granted 16,854 shares under the 2013 Plan to members of the Board of Directors with a weighted average value of $17.80 per share. These shares vest on the first anniversary of the grant date.

Restricted share grant activity for the year ended December 31, 2014 and nine months ended September 30, 2015 was as follows:

	Number of non-vested restricted shares	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
Balance as of January 1, 2014	213,765	$8.40	1.53 years	5,758,829
Granted	19,848	23.50
Vested	(61,350)	6.39

Balance as of December 31, 2014	172,263	$8.50	0.88 years	$3,627,859
Granted	16,854	17.80
Vested	(62,646)	10.88

Balance as of September 30, 2015	126,471	$11.76	0.52 years	$1,688,388

Using the straight-line method of expensing the restricted stock grants, the weighted average estimated value of the shares calculated at the date of grant is recognized as compensation costs in the Statement of Income over the period to the vesting date.

During the nine months ended September 30, 2015, the Company recognized $626,080 in share-based compensation costs relating to share grants (nine months ended September 30, 2014: $522,152). As of September 30, 2015, there was a total of $360,090 unrecognized compensation costs relating to the expected future vesting of share-based awards (December 31, 2014: $686,170) which are expected to be recognized over a weighted average period of 0.52 years (December 31, 2014: 0.88 years).

On April 14, 2014 the Company granted 197,055 share options at a strike price of $24.29 under the 2013 Plan, with a weighted average value of $7.45 per share to officers and employees of the Company. On October 14, 2014 the Company granted 30,000 share options at a strike price of $23.18 under the 2013 Plan, with a weighted average value of $6.23 per share to officers and employees of the Company.

On March 17, 2015 the Company granted 158,885 share options at a strike price of $17.80 under the 2013 Plan, with a weighted average value of $7.90 per share to officers and employees of the Company.

All options are not exercisable until the third anniversary of the grant date and can be exercised up to tenth anniversary of the date of grant. The fair value of each option is calculated on the date of grant based on the Black-Scholes valuation model using the assumptions listed in the table below. Expected volatilities are based on the historic volatility of the Company’s stock price and other factors. The Company does not currently pay dividends and it is assumed this will not change. The expected term of the options granted is anticipated to occur in the range between 4 and 6.5 years. The risk free rate is the rate adopted from the U.S. Government Zero Coupon Bond.

NAVIGATOR HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (continued)

(Unaudited)

6. Share-Based Compensation (continued)

NAVIGATOR HOLDINGS LTD.

Assumptions used to determine the fair value of options granted during the year ended September 30, 2015 were as follows:

Grant Date	April 14, 2014	October 14, 2014	March 17, 2015
Expected volatility	25.0%	35.0%	39.0%
Expected dividend yield	0.0%	0.0%	0.0%
Expected term (in years)	6.5	4-6.5	4-6.5
Risk free rate	2.17%	1.25%-1.74%	1.52%-1.84%

Options granted during the year ended December 31, 2014 and nine months ended September 30, 2015 were as follows:

Options	Number of non- vested options	Weighted average exercise price per share	Weighted average remaining contractual term years	Aggregate intrinsic value
Balance as of January 1, 2014	—	—	—	—
Granted April 14, 2014	197,055	$24.29	8.80	—
Granted October 14, 2014	30,000	23.18	9.30	—
Forfeited during the year	(4,000)	23.18	—	—
Vested	—	—	—	—

Balance as of December 31, 2014	223,055	$24.16	8.86	—
Granted March 17, 2015	158,885	17.80	9.22
Forfeited during the period	(3,500)	20.87	—	—
Vested	—	—	—	—

Balance as of September 30, 2015	378,440	21.52	8.96	$—

During the nine months ended September 30, 2015, the Company recognized $596,921 in share-based compensation costs relating to options granted under the 2013 Plan, recognized in general and administrative costs. At September 30, 2015, there was $1,891,098 of total unrecognized compensation costs related to non-vested options under the 2013 Plan. This cost is expected to be recognized over a weighted average period of 1.96 years.

7. Commitments and Contingencies

The Company occupies office space in London with a lease commencing in March 2012, for a period of ten years, with a mutual break clause after five years, and is paying approximately $488,066 (£321,850) per calendar year. The Company also occupies property in New York paying approximately $231,990 per year. The lease is for a period of five years ending June 30, 2017.

On July 18, 2013, the Company entered into agreements to construct two 22,000 cubic meter semi-refrigerated liquefied gas carriers for a combined price of approximately $88.0 million, plus options to build two further 22,000 cubic meter semi-refrigerated liquefied gas carriers, at a construction price of $44.0 million each. Navigator Centauri and Navigator Ceres, the first two of these four vessels, were delivered in August and October 2015, respectively. The remaining two vessels are scheduled to be delivered between January and March 2016.

NAVIGATOR HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements (continued)

(Unaudited)

7. Commitments and Contingencies (continued)

On December 20, 2013, the Company entered into a contract to construct a 35,000 cubic meter semi-refrigerated ethane capable gas carrier at a purchase price of $77.4 million at Jiangnan for delivery in April 2016 with an option to construct three further ethane-capable vessels for $78.4 million each. This option was exercised in April 2014. These three vessels are scheduled to be delivered between August 2016 and January 2017.

On November 3, 2014, the Company entered into two contracts, each for a 22,000 cubic meter semi-refrigerated liquefied gas carrier, with Hyundai Mipo Dockyard in South Korea at a construction cost of $51.0 million each. The vessels are scheduled to be delivered in January and March 2017, respectively.

8. Subsequent Events

On October 21, 2015, Navigator Ceres, a 22,000 cubic meter semi-refrigerated ethylene-capable gas carrier, was delivered from Jiangnan shipyard in China. In connection with the delivery of this vessel, $31.2 million, representing approximately 70% of its cost, was drawn under the January 2015 Secured Term Loan Facility to partially finance the delivery of this newbuilding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: November 10, 2015	By:	/s/ Niall J Nolan
	Name:	Niall J Nolan
	Title:	Chief Financial Officer